Exhibit 99.3
FREESEAS INC.
ANNUAL MEETING OF SHAREHOLDERS — NOVEMBER 14, 2008
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
FREESEAS INC.
     The undersigned hereby appoints Ion G. Varouxakis and Kostas Koutsoubelis, acting singly, as Proxies, each with full power to appoint a substitute, to represent and to vote, with all the powers the undersigned would have if personally present, all the shares of Common Stock, $0.001 par value per share, of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), held of record by the undersigned on October 6, 2008 at the Annual Meeting of Shareholders to be held on November 14, 2008, or at any adjournments or postponements thereof.

Proposal 1.	To elect two directors of the Company to serve until the 2011 Annual Meeting of Shareholders.

	☐	FOR THE NOMINEES LISTED BELOW (except as marked to the contrary below)			☐	WITHHOLD AUTHORITY to vote for all nominees listed below

Dimitris Panagiotopoulos
Ion G. Varouxakis

(INSTRUCTIONS: To withhold authority for any individual nominee, write that nominee’s name in the space below.)

Proposal 2.	To approve an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of common stock from 40,000,000 to 125,000,000 shares, and to increase the number of authorized shares of preferred stock from 5,000,000 to 20,000,000 shares.

	☐	FOR	☐	AGAINST	☐	ABSTAIN

Proposal 3.	Ratification of the appointment of PriceWaterhouseCoopers S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2008.

	☐	FOR	☐	AGAINST	☐	ABSTAIN
     In their discretion, the Proxies are authorized to vote upon other business as may come before the meeting.

     This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the Proxy will be voted FOR Proposals 1, 2 and 3.

Dated: ________________________, 2008

(Signature)

(Signature)

PLEASE SIGN HERE

Please date this proxy and sign your name exactly as it appears hereon.

Where there is more than one owner, each should sign. When signing as an agent, attorney, administrator, executor, guardian, or trustee, please add your title as such. If executed by a corporation, the proxy should be signed by a duly authorized officer who should indicate his office.
PLEASE DATE, SIGN, AND MAIL THIS PROXY CARD IN THE ENCLOSED ENVELOPE.
NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.